The Caldwell & Orkin Funds, Inc.

5185 Peachtree Parkway, Suite 370

Norcross, GA 30092-6541

January 28, 2016

VIA EDGAR

Mr. Tony Burak

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington D.C.  20549-8626

RE:

The Caldwell & Orkin Funds, Inc. (the “Registrant” or “Fund”)

File Nos. 033-35156, 811-06113

Dear Mr. Burak,

This letter is in response to the comments from the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) provided to Mr. Reinaldo Pascual of Paul Hastings LLP, counsel to the Registrant, on January 6, 2016 regarding the Fund’s financial statements.

Set forth below are responses to the oral comments provided by the Staff, accompanied by the Registrant’s responses to each comment.

Financial Statements

1.

Comment:  Please clarify how the Registrant values short positions where there are no market transactions on a relevant stock.

Response:  The Registrant will clarify the valuation disclosure in its financial statements to state that short positions for which there were no sales on that day are valued at the last available ask price.

2.

Comment:  With respect to the Registrant’s derivative investments, please revise the disclosure in the Registrant’s financial statements to comply fully with Accounting Standards Codification (ASC) 815, Derivatives and Hedging, including, in particular, the value of activity for the year.

Response:  The Registrant will revise its financial statement derivatives disclosure to include disclosure regarding the Fund’s average notional value of purchased options for the reporting period.

3.

Comment:  Please note in the correspondence whether any portion of the administration fee waiver is subject to recoupment.

Response:  The Registrant notes for the benefit of the Staff that no portion of the administration fee waiver is subject to recoupment.

Form N-PX

4.

Comment:  The Registrant’s Form N-PX filed on August 10, 2015 reflected the incorrect Investment Company Act File Number.  Please use the correct Investment Company Act File Number going forward.

Response: The Registrant has revised its draft Form N-PX to ensure the correct Investment Company Act File Number is used going forward.

* * *

The Registrant hereby acknowledges that:

•

the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0623.

Very truly yours,

/s/Abigail J. Murray____________

Abigail J. Murray, Esq.

Secretary

cc:

Reinaldo Pascual, Esq.,

Paul Hastings LLP